June 25, 2013

Lauren P. Nguyen, Special Counsel
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:                             Noodles & Company (the “Registrant”)

Registration Statement on Form S-1

Registration File No. 333-188783

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement, we wish to advise that between June 17, 2013 and June 27, 2013, 6,125 copies of the Preliminary Prospectus dated June 17, 2013 were distributed as follows: 465 to prospective underwriters, 3,397 to institutional investors, 5 to prospective dealers, and 2,258 to others.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the Registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 3 p.m. Washington, D.C. time on June 27, 2013, or as soon thereafter as practicable.

Very truly yours,

MORGAN STANLEY & CO. LLC
UBS SECURITIES LLC
As representatives of the
Prospective Underwriters

MORGAN STANLEY & CO. LLC

By:	/s/ Robert Shepardson
Name:	Robert Shepardson
Title:	Managing Director

UBS SECURITIES LLC

By:	/s/ David A. Tcholakian
Name:	David A. Tcholakian
Title:	Managing Director

By:	/s/ Benjamin Bernstein
Name:	Benjamin Bernstein
Title:	Associate Director